Filed by Sungevity, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sungevity, Inc.

Commission File No.: 132-00000

Investor Presentation June 2016 Exhibit 99.2

DISCLAIMERS

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CERTAIN INFORMATION

This communication includes information based on independent industry publications and other sources. Although we believe that the data presented is reliable, we have not sought nor have we received permission from any third party to include their information in this communication.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed business combination between Easterly Acquisition Corp. ("Easterly") and Sungevity, Inc. ("Sungevity") and may be deemed to be solicitation material in respect of the proposed business combination between Easterly and Sungevity. The proposed business combination will be submitted to the respective stockholders of Easterly and Sungevity for their approval. In connection with the proposed business combination, Easterly intends to file with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus forming a part thereof. This communication is not a substitute for the registration statement and joint proxy/consent solicitation statement/prospectus that Easterly will file with the SEC or any other documents that Sungevity or Easterly may file with the SEC or send to stockholders in connection with the proposed transaction. **The registration statement and joint proxy/consent solicitation statement/prospectus will contain important information about Easterly, Sungevity, the proposed business combination and related matters. Investors and security holders are urged to read the registration statement and joint proxy/consent solicitation statement/prospectus carefully when they are available.**

A copy of the definitive joint proxy/consent statement/prospectus when available will be sent to all stockholders of Easterly and Sungevity seeking the required stockholder approval. Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy/consent solicitation statement/prospectus and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the registration statement and joint proxy/consent solicitation statement/prospectus, once it is filed, from Easterly by accessing Easterly's website at www.easterlyacquisition.com.

PARTICIPANTS IN SOLICITATION

Easterly and Sungevity, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed business combination. Information about the directors and executive officers of Easterly is set forth in Easterly's Form 10-K for the year ended December 31, 2015. Information about the directors and officers of Sungevity and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Easterly's registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and joint proxy/consent solicitation statement/prospectus when it becomes available.

FORWARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements may relate to the proposed business combination between Easterly and Sungevity and any other statements relating to future results, strategy and plans of Easterly and Sungevity (including certain projections and business trends, and statements which may be identified by the use of the words "plans", "expects" or "does not expect", "estimated", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "projects," "will" or "will be taken", "occur" or "be achieved"). Forward-looking statements are based on the opinions and estimates of management of Easterly or Sungevity, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sungevity, these risks and uncertainties include, but are not limited to, its revenues and operating performance, the ability to obtain additional financing, general economic conditions, industry trends, legislation or regulatory requirements affecting the business in which it is engaged, management of growth, its business strategy and plans, fluctuations in customer demand, the result of future financing efforts and its dependence on key personnel. For Easterly, factors include, but are not limited to, the successful combination of Easterly with Sungevity's business, the ability to retain key personnel and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on these and other factors that may cause actual results and Easterly's performance to differ materially is included in Easterly's periodic reports filed with the SEC, including but not limited to Easterly's Form 10-K for the year ended December 31, 2015 and subsequent Forms 10-Q. Copies may be obtained by contacting Easterly or the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Easterly undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PROJECTIONS

Any estimates, forecasts or projections set forth in this presentation have been prepared by our management in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). As such, no representation can be made as to the attainability of our forecasts and projections. Investors are cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a listing of risks and other factors that could impact our ability to attain our projected results, please see "Forward-Looking Statements" above.

USE OF NON-GAAP FINANICAL MEASURES

This communication includes non-GAAP financial measures. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this communication.

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3 T RANSACTION H IGHLIGHTS Well Positioned to Grow Along the Expected Solar Adoption Curve Scalable Business – Asset - Light Model Experienced Management Team with Strong Sales Culture Industry - Leading Customer Acquisition Platform & Channel Partner Network Well Capitalized with up to $200 Million New Cash Revenue Growth Compounding at 68% (1) x x x x x Projected to be EBITDA Positive by Year End 2018 EBITDA Expected to be up to $90 Million x x (1) Represents period from 2015 to 2018E – see slide 14 for detail

4 I NTRODUCTION TO S UNGEVITY The Business Technology - enabled, value - added consumer marketing, technology and financing platform for solar energy » Serves U.S. residential solar market; small commercial and growing international operations » Manages origination, sales, design, installation, financing, and support » Provides end - to - end customer experience leveraging technology for customer acquisition and quality control » Customers have the option to purchase outright, finance with a loan or enter into a long term lease or power purchase agreement contract − In May 2016, 44% of sales were cash or loan; expecting trend toward customer - owned systems to continue » As of May 31, 2016, serves over 25,000 customers in 13 U.S. states and the District of Columbia plus Germany, the Netherlands and Belgium with a world - class net promoter score of 65 (1) Business Model Asset - light, focused on key value - added activities » Does not own trucks or installers, nor does it have a finance company balance sheet » No manufacturing » Is not the tax owner on lease and PPA deals Go - to - Market Strategy Targeted direct sales, resellers, lead generation, and field marketing (1) Represents five year period ending March 31, 2016

5 S UNGEVITY ’ S A SSET - L IGHT B USINESS M ODEL Asset Heavy Asset Light ▪ Full vertical integration: owns and controls entire supply chain ▪ Own panels, racking, trucks, installation, financing, etc. ▪ Primarily internal lead generation ▪ Enormously capital intensive; inhibits ability to scale rapidly ▪ Performs key value - added functions in - house ▪ Outsources commodity and non - core activities: − Hardware − Installation − Financing ▪ High cash flow potential / low capital requirements ▪ Highly scalable – flexibility to react to customer preferences, regulation and market opportunity

6 R ESIDENTIAL S OLAR A DOPTION AT AN I NFLECTION P OINT 0 1,000 2,000 3,000 4,000 5,000 6,000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Annual U.S. Residential Solar Installations (MW) Source: GTM Research/SEIA U.S. Solar Market Insight report, available at www.seia.org/research - resources/solar - market - insight - re port - 2016 - q2 (1) Represents price for average Sungevity Energy System sold, before financing and tax benefits Projected Installation CAGR: 2010 – 2020E 36.4% 2015 – 2020E 21.2% Major tailwinds are coming from Federal ITC extension (projected to spur 25GW of additional capacity by 2020) and resolutions of state net metering regulation Decreasing cost for solar, increasing cost for retail electric, government incentives, and general awareness are spurring solar growth Average System Price: (1) 2015 $23,150 2020E $20,000 Change (15.8%)

7 P RICE OF E LECTRICITY TO C ONSUMERS We are crossing the critical threshold where cost of solar is cheaper for a large portion of the U.S. population; currently cheaper for an estimated 33% of population Note: represents national average Source: U.S. Energy Information Administration for retail electricity; Bloomberg New Energy Finance and Sungevity management exp ectations for solar cost forecast 0 50 100 150 200 250 300 350 2005 2010 2015 Solar Retail Electricity 0 5 10 15 20 25 2015 2020 2025 2030 Solar Retail Electricity Cost of Solar & Retail Electricity (2005 – 2015) Expected Cost of Solar & Retail Electricity (2015 – 2030) c / kWh c / kWh Present Day

8 R ESIDENTIAL S OLAR M ARKET IS G ROWING R APIDLY 2015 2020E As more residential households reach grid parity, the market for potential solar customers is expected to grow significantly Source: Easterly and Sungevity management estimates Households for which solar is expected to be cheaper than retail: 35 million Cumulative residential solar installs: 0.9 million Cumulative residential solar installs: 4.3 million 4.8x growth from 2015 Households for which solar is expected to be cheaper than retail: 88 million

STRONG AND CAPABLE EXECUTIVE MANAGEMENT TEAM

Sungevity is led by seasoned and proven executives



Andrew Birch
CEO and Co-Founder

- CEO since 2007
- Previously Vice President of Business Development for BP Solar
- Also served as Vice President at Cazenove & Co., an investment arm of Bear Stearns



Cayce Roy
Chief Operating Officer

- 25 years of experience with logistics and supply chain
- Spent 7 years in operations roles at Amazon
  - Turned around both transportation network and fulfillment operations
  - Built Amazon marketplace



Peter Graf
Chief Product Officer

- 20+ years of experience in enterprise software
- 18 years at SAP
  - Co-founder of SAP marketplace spinoff
  - EVP roles in marketing, platform development, and sustainability



Dave Dunlap
Chief Development Officer

- Previously served as SVP of Worldwide Operations at ServiceSource
- Service-industry veteran across sales, marketing, product management, IT, and operations

To Be Announced
Chief Financial Officer



Susan Hollingshead
Chief Administrative and People Officer



Steve Atherton
Chief Technology Officer



Jan Slaghekke
Chief Global Officer

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10 S UNGEVITY IN THE “E XPERIENCE E CONOMY ” Sungevity focuses on providing an “insane customer experience” Sungevity Performs High - Value Activities In - House Sungevity Outsources Commodity and Non - Core Activities ▪ Software Development − Proprietary software and IP − Key to channel partner sale on Sungevity platform ▪ Customer Experience − Creates high levels of customer satisfaction − Leads to customer referrals, which are the cheapest cost of acquisition In the “experience economy” successful companies focus on providing customer experience while outsourcing commodity activities Hardware Manufacturing (commodity) Installation (commodity) Financing (non - core)

11 S IMPLE B USINESS M ODEL Average Revenue per System – COGS per System – Variable Operating Costs per System = Contribution per System x Number of Systems Deployed = Total Contribution – Fixed Operating Costs = Operating Cash Flow Sungevity has a simple business model that requires focus on only a few key drivers

Platform Model Enables Rapid Scalability

Channel partners expected to be the primary driver of future growth

- Sungevity sources leads through direct sales and through its channel partners
- Direct sales represent leads that Sungevity sources itself
  - Generated through referral, word of mouth, advertising, SEO, affinity relationships (e.g., Sierra Club), etc.
- Channel partners sell to customers on the Sungevity platform
  - Leverage their salesforces and large number of customer relationships

Gross Sales by Channel: 2015



Channel Partners 36%
Direct Sales 64%

Gross Sales by Channel: 2018E



Channel Partners ~60%
Direct Sales ~40%

Current Channel Partners

LOWE'S | SIERRA CLUB FOUNDED 1892 | VIRIDIAN | SLR Energy

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13 C HANNEL P ARTNER M ODEL IS H IGHLY S CALABLE 2015 2016E 2017E 2018E Small Channel Partners: # of Partners 0 12 40 250 Average Sales Per Partner 0 32 32 28 Total Sales – Small Channel Partners 0 384 1,280 7,000 Large Channel Partners: # of Partners 3 6 9 12 Average Sales Per Partner 940 540 702 1,212 Total Sales – Large Channel Partners 2,820 3,240 6,318 14,544 Total Channel Partner Units Sold 2,820 3,624 7,598 21,544 Average Selling Price $23,150 $22,350 $21,700 $20,850 Channel Partner Revenue ($mm) (1) $65.3 $81.0 $164.9 $449.2 Growth Rate 24% 104% 172% (1) Does not tie to reported revenue due to timing lag between sale and installation of systems Note: numbers are representational based on guidance given elsewhere herein, historical results and Sungevity management’s ex pec tation of new channel partner onboarding Technology platform enables simple onboarding process for channel partners

14 F INANCIAL H IGHLIGHTS ($ in millions) Actual Projected (3) 2011 2012 2013 2014 2015 2016E 2017E 2018E Adj. Revenue (1) $23 $41 $52 $107 $143 $200 - $220 $355 - $405 $620 - $745 % Growth 78% 27% 106% 35% 47% 81% 80% Adj. EBITDA (2) ($36) ($35) ($41) ($65) ($105) ($63) – ($58) $0 - $15 $52 - $90 % Margin na na na na na na 0% - 4% 7% - 15% U.S. Resi Systems Deployed 1,110 1,947 2,539 4,979 6,159 7,725 – 8,600 14,400 – 16,700 26,800 – 31,500 Revenue CAGR: (3) 2011 – 2015 58% 2015 – 2018E 68% (1) Adjusted revenue is a non - GAAP measure; see page 23 for a reconciliation to GAAP revenue (2) Adjusted EBITDA is a non - GAAP measure; see page 23 for a reconciliation to GAAP net income (3) Based on Sungevity management’s projections; assumes business combination with Easterly closes in 2016; CAGR tied to midpoint of range Sungevity expects to be cash flow breakeven in Q4 2016

15 Source: Sungevity unaudited financials (1) Does not include all anticipated transaction adjustments (e.g., change in warrant liabilities, assumption of Easterly liabili tie s, etc.), assumes no redemptions B ALANCE S HEET S UMMARY Sungevity has a simple balance sheet ($ in millions; as of 3/31/16) GAAP Actuals Transaction Adjustments (1) Pro Forma Cash and equivalents $14.6 $200.0 $214.6 Accounts receivable 8.3 8.3 Inventory 36.7 36.7 Solar energy systems 77.2 77.2 Property and equipment 7.6 7.6 Other assets 18.8 18.8 Total Assets $163.2 $363.2 Accounts payable and accrued liabilities $42.8 $42.8 Deferred revenue 51.0 51.0 Debt 69.1 69.1 Warrant liabilities 8.7 8.7 Other liabilities 16.0 16.0 Total Liabilities $187.7 $187.7 Total Shareholders’ Equity ($24.5) $200.0 $175.5 Total Liabilities and Shareholders’ Equity $163.2 $363.2

16 T RANSACTION S TRUCTURE Anticipated Pro Forma Ownership at Closing (1) # of Shares % of Shares Current Sungevity Shareholders 35.7 58.8% Existing Easterly Shareholders 25.0 41.2 Total 60.7 100.0% (in millions) Sources and Uses of Capital Sources of Capital Uses of Capital Easterly Cash in Trust $200.0 Cash to Balance Sheet (4) $190.0 Transaction Fees and Expenses (5) 10.0 Total $200.0 Total $200.0 (1) Assumes no redemptions (2) An additional 4.80 million options will be approved and reserved for future grants (3) Will be struck at greater of $11.50 or prevailing market price at grant (4) Assumes no redemptions, $10 million transaction fees and expenses (5) Estimated fees, including deferred IPO underwriting fee, legal fees, and transaction advisory fees Amount Strike Price Expiration Notes Warrants – Public 10.00 $11.50 5 Years Redeemable when share price reaches $18.00 Warrants – Easterly Sponsor 6.75 $11.50 5 Years Non - redeemable Management Options (2) 4.80 $11.50 10 Years 4 - year vesting with 1 - year cliff Warrants and Options Outstanding Anticipated Use of Proceeds: ▪ Provides permanence for channel partners ▪ Further barrier to entry through technological development ▪ Selective mergers and acquisitions ▪ Differentiation through clean balance sheet ▪ Accelerate sales ramp (3)

17 T RANSACTION H IGHLIGHTS Well Positioned to Grow Along the Expected Solar Adoption Curve Scalable Business – Asset - Light Model Experienced Management Team with Strong Sales Culture Well Capitalized With up to $200 Million New Cash Revenue Growth Compounding at 68% (1) x x x x x Projected to be EBITDA Positive by Year End 2018 EBITDA Expected to be up to $90 Million x x (1) Represents period from 2015 to 2018E – see slide 14 for detail Industry - Leading Customer Acquisition Platform & Channel Partner Network

18 A PPENDIX

Positive EBITDA Expected to be Achieved Through Concrete, Measurable Steps Taken in H1 2016

Initiative	Before	After	Est. Savings ($ per Avg. System)
Sales Flow Process Improvement	▪ Employed 45 lead qualifiers to direct leads to best salesperson ▪ Labor-intensive and manual processes	▪ Developed algorithm to automatically route lead directly to best salesperson ▪ Automation of previously labor-intensive activities has improved accuracy	$1,100
Optimization of Lowe's	▪ Large number of Sungevity personnel in Lowe's stores ▪ Focus on maximizing number of leads	▪ Reduced headcount and focused on generating higher quality leads ▪ Result is higher conversion rate on leads and higher profitability for channel	$600
Shortened Time from Sale to Installation	▪ Time from customer sale to system installation of 90 days on average	▪ Cut approximately 20-30 days from cycle, which reduced cancellation rate and improved working capital	$400
Improved Commission Plan / Sales Efficiency	▪ Commission plan driven by bigger systems ▪ Lead generation focus misaligned	▪ Improved commission plan focused on # of systems installed ▪ Increased product mix available to suit customers' needs	$250
		Total Estimated Savings (per System)	**$2,350**

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20 E ASTERLY C AN B UILD AN A CCRETIVE A SSET M ANAGEMENT P ROGRAM Current Financing Operation Incremental Financing with Easterly Asset Management Co. Managed Accounts $ » Permanent committed capital base » Lowest cost of capital » Provides financial strength and flexibility » Diversified sources of financing » Anticipated $11 million 2018 cash flow opportunity (1) Various lenders, project finance partners, tax equity investors, etc. (1) Assumes Easterly assists in developing off - balance sheet asset management platform that generates 100bp upfront fee and 100bp ongoing servicing fee at a 60% margin

21 20 - Y EAR C USTOMER R ELATIONSHIPS P RESENT M YRIAD O PPORTUNITIES F URTHER TO M ONETIZE C USTOMER B ASE Home Batteries Smart Home Subscription Monitoring Energy - Efficient Appliances

22 T HE R EGULATORY E NVIRONMENT IS E VOLVING AS S OLAR M ATURES ▪ Federal ITC extension in December 2015 provides clarity and boost through 2022 ► Both the residential and commercial ITC are equal to 30% of the basis that is invested in eligible property which have commenced construction through 2019 ► The ITC then steps down to 26% in 2020 and 22% in 2021 ▪ Clean Power Plan is expected to be a big federal regulatory rule change in the long term ► Would require a 32% cut in utility - sector carbon emissions from 2005 levels by 2030; will take many years to pass and implement ► ITC is a bridge to the CPP where solar can help meet compliance to meet CPP compliance ▪ Net metering exists in 41 states and the District of Columbia ▪ Rate design and net metering regulatory process continually evolving ▪ Conversation between solar industry and utilities becoming more constructive ► Recent efforts to work together on grid modernization / examine the utility business model as distributed energy becomes more prevalent on the grid ▪ NY, CA, MA, NJ, MN leading the charge Federal States

23 FY 2015 GAAP TO N ON - GAAP R ECONCILIATION Revenue GAAP revenue $150.5 Revenue from legacy tax equity funds (8.5) Adjusted revenue $142.0 EBITDA GAAP net income ($128.5) Profit from tax equity funds (4.2) Non - cash accrual for warranty expense 3.1 Capitalization and depreciation is not included in pro forma 2.8 Non - cash interest expense 20.7 Non - cash change in fair value of warrants (2.1) Income tax benefit (0.6) Cash interest expense 2.9 Other 1.1 Adjusted EBITDA ($104.8) Note: The table above contains non - GAAP financial measures as such term is defined in Regulation G under the rules of the Securi ties and Exchange Commission. While we believe that these non - GAAP financial measures are useful in evaluating Sungevity, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Further, these non - GAAP financial measures may differ from similarly titled measu res presented by other companies.

SIGNIFICANT EXPERIENCE GROWING PLATFORM BUSINESSES



Darrell W. Crate
Chairman of the Board of Directors,
Easterly Acquisition Corp.
26+ Years Experience

- Co-founded Easterly LLC in September 2009
- Chairman of the Board and co-founder of Easterly Government Properties (NYSE: DEA), a top decile performer among all U.S. REITs
- CFO of Affiliated Managers Group (NYSE: AMG) from 1998 to 2011; during this time, AUM grew from $50bn to $340bn and firm valuation grew from $450mm to $6bn
- Managing Director of Chase Manhattan's Financial Institutions Group, focusing on investment management firms
- Other relevant experience includes: National Treasurer for Mitt Romney's 2008 and 2012 presidential campaigns



Avshalom Kalichstein
Chief Executive Officer and Director,
Easterly Acquisition Corp.
19+ Years Experience

- Managing Principal of Easterly LLC
- Founded Solel Investment Group LLC in 2011, acquiring over $900mm in specialty finance assets
- Managing Director of J.C. Flowers & Co. from 2004 to 2011; focused on consumer and commercial finance, banking and property & casualty insurance investments
- Led Shinsei Bank's corporate development group from 2001 to 2004
- Other relevant experience includes: VP Finance and Corporate Development with SoftNet Systems, associate with Capital Z Partners and analyst with the Financial Institutions Group at Goldman Sachs

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25 D EMONSTRATED S UCCESS B UILDING A P LATFORM During Darrell Crate’s tenure as CFO, Affiliated Managers Group, Inc. stock growth far exceeded that of the S&P 500 0 100 200 300 400 500 600% AMG S&P AUM grew from $50bn to $340bn Enterprise Value increased from $450mm to $6bn Note: Information provided is solely for purposes of illustration of management’s biographies and prior experience. The past or future performance of AMG is not indicative of future performance of Easterly or the combined company following closing of the proposed merger. AMG is a global asset management company, whic h o perates through a diverse group of outstanding boutique investment firms. The businesses and operations of Easterly and Sungevity are not comparable to the business and operations o f A MG.

26 E ASTERLY G OVERNMENT P ROPERTIES P ERFORMANCE Since IPO, Easterly Government Properties (NYSE: DEA) has outperformed both the MSCI U.S. REIT Index (RMZ) and the Russell 2000 Index -30% -20% -10% 0% 10% 20% 30% 40% Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Performance (%) DEA MSCI US REIT (RMZ) Russell 2000 DEA +38.0% Russell - 9.9% RMZ - 2.6% Outperformance Over Russell 2000 of 47.8% Outperformance Over RMZ of 40.6% Note: pricing as of 6/28/16; performance inclusive of dividends. Information provided is solely for purposes of illustration of management’s biographies. The past or future performance of DEA is not indicative of future performance of Easterly or the combined company following closing of the proposed merger. DEA is a rea l estate investment trust and is focused primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. government agencies through the General Services Administration. The businesses and operations of Easterly and Sungevity are not comparable to the business and operations of DEA.